April 24, 2025

Lisa A. Conte
Chief Executive Officer
Jaguar Health, Inc.
200 Pine Street, Suite 400
San Francisco, CA 94104

        Re: Jaguar Health, Inc.
            Registration Statement on Form S-3
            Filed April 15, 2025
            File No. 333-286550
Dear Lisa A. Conte:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
General

1. This registration statement was filed on Form S-3 and we note that a Form 8-K was filed on February 4, 2025 relating to a privately negotiated exchange agreement with a holder of royalty interest in the company which was entered into on January 28,
       2025. It appears that the Form 8-K was not timely filed based on Item 3.02, therefore, you are not eligible to use Form S-3 pursuant to Instruction I.A of Form S-3. Please explain why you believe you are eligible to use this form or alternatively, please amend your registration statement on an appropriate form.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 April 24, 2025
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Doris Stacey Gama at 202-551-3188 or Chris Edwards at 202-551-
6761 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael Lee, Esq.